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June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Lisa Larkin
Mr. Brian Szilagyi

Re:	Nuveen Preferred & Income Opportunities Fund
Registration Statement on Form N-14
File No. 333-286736

Dear Ms. Larkin and Mr. Szilagyi:

On behalf of Nuveen Preferred & Income Opportunities Fund (the “Registrant” or the “Acquiring Fund”), we are responding to the staff’s comments provided telephonically on May 9, 2025 from Mr. Szilagyi and May 22, 2025 from Ms. Larkin, regarding the Registrant’s Registration Statement on Form N-14 filed on April 24, 2025 (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Joint Proxy Statement/Prospectus and Statement of Additional Information included in the Registration Statement.

Accounting Comments

1.	Comment: Explain in correspondence and disclose in the Joint Proxy/Prospectus if applicable, if the Merger will be accounted for as an asset acquisition under ASC 805-50. If it is, please disclose if assets acquired are recorded at fair value of consideration transferred or at fair value of assets acquired and how such value will be allocated to acquired assets. Please cite applicable provisions of U.S. GAAP. Please incorporate into the analysis the impact of the Funds’ traded market prices and discounts and premiums to NAV. Also, please explain if any day one unrealized gains and losses will result from the acquisition post-merger.

Response: Registrant has considered the guidance under ASC 805-50 and AICPA TQA 6910.33. Registrant believes that the fair value of the assets acquired, as represented by the net assets of the Target Fund calculated in accordance with valuation procedures adopted by the Board of Trustees of the Target Fund and the Acquiring Fund in accordance with Section 2(a)(41) of the 1940 Act, is more clearly evident, more reliably measured and the terms of the Merger provide for an exchange ratio based on the relative net asset values of the Funds. Shares of the Funds may trade at a premium or discount to NAV, therefore measuring the Acquiring Fund’s common stock on Closing Date of the Reorganization based on the closing price on the NYSE could result in unrealized gains or losses which would not reflect the underlying economics of the transaction for shareholders. Registrant considered, among other factors, that (i) net asset value is calculated daily and remains the primary measurement of the value of a closed-end fund’s assets; (ii) substantially all of each Fund’s portfolio is comprised of Level 1 and Level 2 securities; and (iii) the Funds utilize the same valuation procedures. Accordingly, there will not be any day one unrealized gains and losses post-merger.

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June 9, 2025

2.	Comment: On page 10 of the Joint Proxy Statement/Prospectus, in the lead in paragraph to the comparative fee table, please clarify that the 50% management fee waiver applies to the Target Fund.

3.	Response: The Registrant has made the requested change.

4.	Comment: On page 32 of the Joint Proxy/Statement Prospectus, in the pro forma adjustment column, please move the reference to footnote 3 to the “net assets applicable to common shares” row.

Response: The Registrant has made the requested change.

5.	Comment: On page 32 of the Joint Proxy/Statement Prospectus, please provide the open date in footnote 1 to the capitalization table.

Response: The Registrant has made the requested change.

6.	Comment: On page B-2 of the Joint Proxy/Statement Prospectus, in the financial highlights for the Target Fund, under “Ratios to Average Net Assets Before Reimbursement” for the period ended January 31, 2024, please confirm the 5.87% figure for Net Investment Income (Loss). That figure does not appear in the financial highlights in the Target Fund’s semi-annual report.

Response: Registrant confirms the figure is accurate.

7.	Comment: On page 38 of the Statement of Additional Information, please complete the open percentage in the second paragraph.

Response: The Registrant has made the requested change.

Disclosure Comments

8.	Comment: Please supplementally address whether the Registrant or any of its affiliates has entered into a standstill agreement with respect to the Registrant and a third party. If so, please provide us with a copy of such agreement or direct us to where such agreement is available on EDGAR.

Response: The Registrant confirms that there is no standstill agreement currently in place with respect to the Registrant.

June 9, 2025

9.	Comment: Beginning on page 4 of the Joint Proxy/Statement Prospectus, please consider revising the disclosure in the “Differences” column of the table comparing the current principal investment policies and strategies of the Target Fund and the Acquiring Fund to explain the substantive differences more clearly between the two Funds’ principal investment policies and strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

10.	Comment: On page 4 of the Joint Proxy/Statement Prospectus, the disclosure under the heading “Sector Concentration” indicates that the Target Fund will invest at least 25% of its assets in securities of issuers in the financial services industry, and that the Acquiring Fund will invest more than 25% of its Managed Assets in the securities of companies principally engaged in financial services. Please revise the disclosure to clarify that these investment policies relate to industries rather than sectors.

Response: The Registrant has made the requested change.

11.	Comment: Beginning on page 30 of the Joint Proxy/Statement Prospectus, under the heading “Reasons for the Merger,” please explain supplementally whether the Board considered the performance of the Funds in connection with approving the Merger and if so, please disclose as such.

Response: For the staff’s information, the Registrant has been advised that the Boards considered certain performance data of the Funds in connection with approving the Merger. The disclosure included under the heading “Reasons for the Merger” has been revised as requested.

12.	Comment: On page 36 of the Joint Proxy/Statement Prospectus, in the first sentence of the fourth paragraph, please remove the brackets and confirm, revise or remove the bracketed statement as appropriate.

Response: The Registrant has made the requested change.

13.	Comment: On page 36 of the Joint Proxy/Statement Prospectus, in the last sentence of the first paragraph under the heading “Description of Common Shares to Be Issued by the Acquiring Fund—Comparison to Target Fund—General” states that the full text of each Fund’s declaration of trust and by-laws are on file with the SEC and may be obtained as described on page 88. Please correct this statement; the discussion on page 88 of the Joint Proxy Statement/Prospectus discusses only the Funds’ by-laws.

Response: The Registrant has made the requested change.

14.	Comment: Please consider adding a lead-in to the Board Members/Nominees table beginning on page 54 indicating that Board Members and Nominees are listed in alphabetical order.

Response: The Registrant has made the requested change.

15.	Comment: Please add an additional voting box on each form of proxy to allow shareholders to instruct the named proxies on how to vote on the adjournment of the shareholder meeting or explain supplementally why such a voting instruction is not necessary.

June 9, 2025

Response: Each Fund has been organized under the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares, commonly referred to as a Massachusetts business trust. The statute governing such business trusts, Chapter 182 of the General Laws of Massachusetts, is mainly procedural in nature, and contains no provisions relating to voting by, or meetings of, the holders of beneficial interests in the trust. Each Fund’s organizational documents consist of a declaration of trust and by-laws, and matters relating to shareholder meetings are primarily covered in the by-laws. Section 2.12 of the by-laws of the Registrant and the Target Fund provides that: “Any meeting of Shareholders, whether or not a quorum is present, may, by announcement by the chair of the meeting, be adjourned with respect to one or more or all matters to be considered at the meeting from time to time to a designated time and place . . . .” Accordingly, it is the Registrant’s view that no separate shareholder vote would be required under applicable state law or the Funds’ organizational documents to adjourn the Meetings regardless of whether a quorum is present.

16.	Comment: Please add Nuveen’s Proxy Voting Policy in Appendix B to the Statement of Additional Information.

Response: The Registrant has added Nuveen’s Proxy Voting Policy in Appendix B.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Jacob C. Tiedt at 312-609-7697.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

Shareholder